Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Merus N.V.:

We consent to the use of our report dated April 30, 2018, with respect to the consolidated statements of financial position of Merus N.V. and subsidiary (together, ‘the Company’) as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG Accountants N.V.

Amstelveen, the Netherlands May 15, 2018